MEDIASET

12g3-2(b)

RECEIVED
2007 FEB -6 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-04575

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

07020862

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 31th January 2007

We'll inform you that no informations requested to make public pursuant to Italia's law have submitted to the Italian Autorithies during the month of January.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)
Emanuela Bianchi

PROCESSED
FEB 0 8 2007
THOMSON FINANCIAL

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

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